UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated December 1, 2022: DYNAGAS LNG PARTNERS LP ANNOUNCES RESULTS OF 2022 ANNUAL GENERAL MEETING OF LIMITED PARTNERS.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2022

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

SK 27712 0003 8695070 v1

DYNAGAS LNG PARTNERS LP ANNOUNCES RESULTS OF 2022 ANNUAL GENERAL MEETING OF LIMITED PARTNERS

ATHENS – December 1, 2022 – Dynagas LNG Partners LP (the “Partnership”) (NYSE: “DLNG”) conducted its Annual General Meeting of Limited Partners on November 30, 2022 in Athens, Greece. The following resolutions were approved:

1.

To re-elect Alexios Rodopoulos to serve as a Class II Director for a three-year term until the 2025 Annual Meeting of Limited Partners; and

2.

To re-appoint Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Partnership’s independent auditors for the fiscal year ending December 31, 2022.

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations/ Financial Media:
Nicolas Bornozis

Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com